ERNST CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2025



HENJES, CONNER & WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Ernst Capital Securities, LLC
Sioux Falls, South Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ERNST CAPITAL SECURITIES, LLC (a South Dakota limited liability company), as of December 31, 2025, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ernst Capital Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ernst Capital Securities, LLC's management. Our responsibility is to express an opinion on Ernst Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ernst Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 12 through 15 have been subjected to audit procedures performed in conjunction with the audit of Ernst Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Ernst Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Ernst Capital Securities, LLC's auditor since 2014.

Dakota Dunes, South Dakota
February 16, 2026

ERNST CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Current assets:		
Cash	$	148,285
CRD escrow		3,320
Savings escrow		108
Accounts receivable		67,500
Prepaid expenses and other		8,792
Total current assets and total assets	$	228,005

Liabilities and capital

Current liabilities:		
Accounts payable	$	1,134
Commissions payable		7,500
Accrued expenses		1,223
Sales tax liability		70
Payoll tax liability		44
Total current liabilities and total liabilities		9,971
Capital:		
Members' equity		218,034
Total capital		218,034
Total liabilities and capital	$	228,005

NOTE 1 — NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Ernst Capital Securities, LLC (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of Activity

The Company is a South Dakota limited liability company that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for a limited liability company in which a Company member is a partner or manager. The Company did change its name from Ernst Capital Group I, Inc. to Ernst Capital Securities, Inc. in 2010. Effective January 1, 2013, the Company converted to a limited liability company from a corporation. The Company is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting

The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition

The Company is entitled to placement and / or transaction fees associated with the success of its capital-raising work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. The Company also receives revenue from due diligence or compliance and administration of the offering. This revenue is recognized under the contract with the limited liability company at the time the investor (subscription agreement) is accepted by the issuer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2025.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

NOTE 1 — NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company elected to be taxed as a partnership for federal and state income tax purposes. The Company's taxable income or losses, as well as certain other tax attributes, are passed through directly to the Company's members and are reported in each member's individual income tax return. Consequently, these financial statements do not include any provision for federal or state income tax expense.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

No interest or penalties have been accrued for the year ended December 31, 2025. The federal income tax returns of the Company for 2024, 2023, and 2022 are subject to examination by the IRS generally for 3 years after they are filed. There is no state income tax in South Dakota.

Compensated Absences

During the year ended December 31, 2025 the Company had two full-time employees. Accrued vacation pay at December 31, 2025 was deemed immaterial and was not accrued.

Accounting Pronouncements Issued But Not Yet Effective

In November 2024, the FASB issued Accounting Standard Update 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring public business entities to provide disaggregated disclosures of relevant income statement expenses. The amendments aim to improve financial reporting by enhancing transparency in the notes to financial statements, specifically regarding expense categories. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is assessing the effect of this update on its financial statements and related disclosures.

Subsequent Events

Management has evaluated subsequent events through February 16, 2026, the date the financial statements were available to be issued. There were no subsequent events that required disclosure.

NOTE 2 — NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2025, the Company had net capital of $205,814, which was $200,814 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.0484 to 1, at December 31, 2025.

The Company's only source of revenue is from the sale of interests in real estate held by LLCs and from compliance and administrative work to the same LLCs. These real estate developments are managed and typically owned by family members of a member. The total commission and administrative revenue received from those LLCs was $1,426,250.

NOTE 3 — RELATED PARTY TRANSACTIONS

The Company rents office space from Ernst Capital Group, LLC, which is affiliated with a member through common ownership. Total rent due to that entity was $6,000 during the year ended December 31, 2025. See Note 6 for future minimum rental commitments.

The Company also rents computer networking and telecommunication equipment and receives clerical and professional services from Ernst Capital Group, LLC. The rental agreement and the clerical and professional services agreements are for one year. Total rent due for networking and telecommunications equipment to that entity was $1,200 during the year ended December 31, 2025. The amount due for clerical services was $3,000 during the year ended December 31, 2025. The amount due for professional services was $18,000 during the year ended December 31, 2025. All amounts have been paid at year-end.

NOTE 4 — CONCENTRATIONS

All revenues were generated from LLCs where the same related party had controlling interests for the year ended December 31, 2025. The Company's cash balances are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE 5 — RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE 6 — LEASES AND COMMITMENTS

The Company leases certain office space from its parent. The lease is for an initial one-year term expiring in 2026 with annual renewals unless cancelled by either party thereafter. It has been classified as a short-term operating lease and is included in the data presented above. The total short-term lease cost associated with this lease for the year ended December 31, 2025 was $6,000 and was included in the statement of income as rent or lease expense.

NOTE 7 — COMMITMENTS AND CONTINGENCIES AND GUARANTEES

There were no outstanding commitments or contingencies or guarantees as of December 31, 2025.

NOTE 8 — SEGMENT REPORTING

The Company is engaged in a single line of business as a registered broker-dealer, which acts as an agent in the sale of real estate interests for a limited liability company. The Company has identified its President and Chief Executive Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 1. The Company derived all of its revenues from LLCs where Ernst Capital Group, LLC (see Note 3) had controlling interests for the year ended December 31, 2025. See the statement of income for segment revenues and significant expenses for the year ended December 31, 2025.

ERNST CAPITAL SECURITIES, LLC
Schedule I - Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1

Aggregate indebtedness:			
Total liabilities	$		9,971
Net capital:			
Members' equity	$		218,034
Deduct nonallowable assets			12,220
Net capital	$		205,814
Capital requirements:			
Minimum dollar requirements	$		5,000
Net capital exceeding requiremets			200,814
Net capital	$		205,814
Percentage of aggregate indebtedness to net capital			4.84%

Note: There are no material differences between the proceeding computation and the
   Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025

ERNST CAPITAL SECURITIES, LLC
Schedule II - Reconcilation of Net Capital and Aggregate Indebtedness per Audit Report to FOCUS Report

Aggregate indebtedness from Schedule I	$	9,971
Aggregate indebtedness per FOCUS report		9,971
Difference	$	-
Net capital from Schedule I	$	205,814
Net capital per FOCUS report		205,814
Difference	$	-

The firm met the requirement to file an exemption report under footnote 74 of SEC Release No. 34-Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments Broker-Dealer Financial Reporting Rule."

The firm met the requirement to file an exemption report under footnote 74 of SEC Release No. 34-Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments Broker-Dealer Financial Reporting Rule."



HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Ernst Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Ernst Capital Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company. In addtion, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ernst Capital Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ernst Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Henjes, Conner & Williams, PC

Certified Public Accountants

Dakota Dunes, South Dakota
February 16, 2026



ERNST
CAPITAL SECURITIES

101 S. REID STREET, SUITE 209
SIOUX FALLS, SD 57103

TEL: (605) 271-7172
FAX: (605) 271-8845

United States Securities and Exchange Commission
Washington, DC 20549

To whom it may concern,

Ernst Capital Securities, LLC's Exemption Report

Ernst Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____



101 S. REID STREET, SUITE 209
SIOUX FALLS, SD 57103

TEL: (605) 271-7172
FAX: (605) 271-8845

Ernst Capital Securities, LLC

I, Chris Daugaard, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chris Daugaard
Title: President and CEO

February 16, 2026

---

[63] Footnote 74 of Release No. 34-70073 and the related SEC Staff FAQs contemplate a broker-dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to an exemption report taking into account the nature and extent of the deviation or deviations.